Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Qoros Automotive Co., Ltd.:

We consent to the incorporation by reference in the registration statement (No.333-201716) on Form S-8 of Kenon Holdings Ltd. of our report dated 29 March 2016, with respect to the consolidated statements of financial position of Qoros Automotive Co., Ltd. as of 31 December 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2015, which report appears in the 31 December 2015 annual report on Form 20-F of Kenon Holdings Ltd..

Shanghai, China

21 April 2016

KPMG Huazhen LLP, a People’s Republic of China partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

We are authorized to practise under the name of KPMG Huazhen LLP.